Exhibit 99.1

2350 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Phone: 604-685-2323 Fax: 604-629-5228 www.bajamining.com
June 16, 2009	TSX:BAJ

PRESS RELEASE

BAJA ACHIEVES KEY MILESTONE IN DEVELOPMENT OF MANGANESE METAL PRODUCTION AT BOLEO

VANCOUVER, B.C. — Baja Mining Corp. today announces that a key milestone has been achieved towards manganese metal production at its Boleo project in Baja, Mexico.

Staff at the University of British Columbia’s Hydrometallurgy Research Laboratory have successfully demonstrated that manganese metal can be manufactured from Boleo manganese carbonate using conventional hydrometallurgical processing steps. A sample of manganese carbonate produced during the 2006 demonstration pilot plant at SGS Lakefield was used as feedstock for the tests which were done under the supervision of Dr. Thomas Glück, Baja’s Manager Process Technology and Dr. David Dreisinger, Baja’s Vice President—Metallurgy, a Qualified Person under NI 43-101. All technical results have been verified by Dr. Dreisinger.

The key features of the Boleo manganese metal process are:

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Boleo manganese carbonate is leached to greater than 99% efficiency in the manganese leach solution (electrolyte from the manganese plating cell).

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Minor impurities present in solution are removed using sulfide precipitation and clarification.

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The purified solution is electrolyzed in a conventional manganese electrowinning cell. A smooth grey deposit of manganese metal was plated over a six hour period at a current efficiency of 65%. This represents typical commercial performance.

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The manganese metal is plated without the addition of selenium—a condition that ensures a higher quality product

“Being able to produce manganese metal without adding selenium will differentiate Boleo manganese metal from the majority of the product available in the market,” says Dr. Glück. “This is something our Korean partners are particularly interested in.”

Says Baja President and CEO John Greenslade: “Today’s result provides added confidence in our ability to produce manganese metal at Boleo once the copper, cobalt and zinc circuits are up and running and could add significantly to the economics of the project.”

Boleo is the world’s sixth largest manganese deposit. Current Boleo mining and processing plans would allow for the production of up to 100,000 tonnes (220 million pounds) of manganese metal per year. Manganese metal is used in alloying applications in the steel, aluminum and non ferrous alloy industries. Annual production of manganese metal is estimated to be over 800,000 tonnes worldwide. The spot price for electrolytic manganese metal containing selenium (manufactured in China) is currently $1.00 per pound and the Boleo product would sell at a premium to this price.

Further work on plating of Boleo manganese is ongoing at UBC and with other development partners toward the goal of producing a fully integrated flow sheet for converting Boleo manganese carbonate to manganese metal in the most efficient way possible. This ongoing work is being conducted as part of a Manganese Action Plan that is overseen by the Minera y Metalurgica del Boleo (MMB) Manganese Action Committee and includes the evaluation of alternate uses for Boleo manganese carbonate. MMB is the Mexican subsidiary of Baja and a Korean Consortium, and 100% owner of the Boleo project. The Manganese Action Committee is made up of nominated representatives from Baja and the Korean Consortium. A next key milestone in the Manganese Action Plan is the completion of a pre-feasibility study for manganese metal production.

Baja is a Vancouver-based publicly traded company (TSX:BAJ) with a 70% interest in the Boleo copper-cobalt-zinc-manganese project located near Santa Rosalia, Baja California Sur, Mexico. A Korean syndicate holds the remaining 30%. Baja is the project operator. The target date for commissioning Boleo is 2012. A 2007 definitive feasibility study projected an average annual production for the first four years of 56,000 tonnes of copper cathode, 1,500 tonnes of cobalt cathode and 20,000 tonnes of zinc sulphate. The project has proven and probable reserves that support a mine life of more than 25 years. Anticipated cash costs in the first five years are US$0.27 per pound of copper, net of by-product credits for cobalt and zinc, and with no credit for manganese.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s expected timing of mobilization of construction activities, expected completion of a manganese feasibility study, expected timing of or completion of further manganese milestones, expected timing of delivery of long lead items, expected timing of project commissioning  and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.